SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2006

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Haayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on February 23, 2006 announcing "ECtel Achieves a Major Milestone in its Growth Plan with Net Income in Q42005; Reports increase in revenues and further improvements in Gross Margins".

Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//______________________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  March 12, 2006

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Index to Exhibits

Exhibit No.            Exhibit

1                                   Press Release issued February 23, 2006

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EXHIBIT 1

ECtel Achieves a Major Milestone in its Growth Plan with Net Income in Q42005;

Reports increase in revenues and further improvements in Gross Margins

ROSH HA'AYIN, Israel, February 23, 2005. ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today reported financial results for the fourth quarter and year ended December 31, 2005.

Fourth Quarter and Full-Year 2005 Highlights

●        Fourth Quarter revenues increased 6% sequentially to $6.5 million and 62% year- over-year.

●        2005 revenues totaled $23.2 million, representing 84% growth compared to 2004.

●        Fourth quarter pro forma net income (excluding acquisition related restructuring cost) of $550 thousand (GAAP net income was $23 thousand).

●        Cash flow generated from operating activities for the fourth quarter of 2005 was $1.3 million.

●        Fourth quarter's gross margin improved to 58% from 53% in Q3/05.  Annual gross margins grew from 19% in 2004 to 53% in 2005.

●        Acquisition of Elron Telesoft - a prominent revenue assurance solution provider.

Revenues for the fourth quarter of 2005 were $6.5 million, compared to $6.2 million for the third quarter of 2005, and $4 million for the fourth quarter of 2004.

Pro forma net income for the fourth quarter of 2005 (excluding acquisition related restructuring cost) reached $0.55 million, or $0.03 earnings per share, compared to a net loss of $0.26 million, or $0.01 loss per share for the third quarter of 2005 and net loss of $1.7 million, or $0.09 per share for the fourth quarter of 2004.  Please see the accompanying Table for a full reconciliation of GAAP to non-GAAP results for the fourth quarter and full year results.

Net income (GAAP) for the fourth quarter of 2005 was $0.02 million, or $0 income per share, compared to a net loss of $0.1 million, or $0.01 loss per share, for the third quarter of 2005, and a net loss of $1.7 million, or $0.09 per share, for the fourth quarter of 2004.

Revenues for the year ended December 31, 2005 increased by 84% to $23.2 million from $12.6 million in the comparable period of 2004.

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Pro forma net loss for the year (excluding acquisition related items and restructuring income) ended December 31, 2005 dropped to $1 million from $20.2 million in the comparable 2004 period.

Net loss (GAAP) for the year ended December 31, 2005 dropped to $1.4 million from $13.5 million in the comparable 2004 period.

Cash flow generated from operating activities for the fourth quarter of 2005 was $1.3 million. Overall 2005 cash flow from operating activities was $4.4 million, compared to a cash burn of $22 million in 2004.

ECtel ended 2005 with $51.3 million in cash and marketable securities, or $2.82 per share, with no debt. This compares to $49.2 million at the end of 2004.

On December 29, 2005 ECtel announced the closing of the acquisition of Elron Telesoft, a prominent revenue assurance solution provider.  ECtel purchased all of the outstanding share capital of Elron Telesoft Ltd. and Elron Telesoft Export Ltd. for $2.1 million in cash. ECtel is obligated to pay up to an additional $0.4 million if certain milestones are achieved by Telesoft during 2006.   As a result of this acquisition ECtel recorded in its P&L a one-time charge of $0.5 million relating to acquisition related restructuring cost.  On the balance sheet, the company recorded goodwill in the amount of $3.6 million and an amount of $0.8 million relating to intangible assets.  We presentably estimate that this acquisition will have a dilutive effect on our results during the first three quarters of 2006.

"This was another good quarter for ECtel" stated Eitan Naor, President and CEO of ECtel "We have been working diligently for the last two years on: refocusing on our main markets, improving customer relationship, launching new products and services, increasing our revenues while closely monitoring our expenses, and in this quarter we reached a major milestone in our growth plan. After three years of net losses we achieved positive net income. ".

"Despite the fact that we expect lower bottom-line results for the first quarter, due to the above mentioned dilutive effect of the Telesoft acquisition, we are optimistic about our ability to continue in executing our strategic growth plans"

"During the fourth quarter we acquired Elron Telesoft, a prominent revenue assurance solution provider. The acquisition strengthens our global sales presence and tier-one customer base in the US, Western Europe, and Asia Pacific. It also significantly expands our Company`s revenue assurance domain expertise through the addition of Telesoft's vast industry experience and product offering".

"We announced today a major revenue assurance order in the US from one of the largest wireless companies in the United States. The receipt of order from this new customer is an important increase of our footprint in the North American market. We believe there is a significant long-term opportunity for ECtel in the revenue assurance segment though this segment is still in its early stages".

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Guidance

ECtel is providing the following preliminary guidance for 2006. Guidance is current as of today only and ECtel undertakes no obligation to update its estimates:

ECtel expects 2006 annual revenues in the range of $28.5 million to $31 million, or approximately 23% to 33% year-over-year growth and pro-forma net income in the range of $2.2 million to $2.8 million.  ECtel's pro-forma net income differs from results reported under U.S. GAAP due to adjustments made for the following on-going, non-cash items - the amortization of acquired intangible assets and the impact of share-based compensation.  Since it is too early to determine the impact of the share-based compensation expense, we are not providing guidance on GAAP net income.  The share-based compensation expense would have a negative impact on net income.

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ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

	Dec 31,	Sep 30,	Dec 31,
	2005	2005	2004

Assets	Audited	Unaudited	Audited

Current assets:

Cash and cash equivalents (including marketable bonds)	24,860	25,541	34,436
Short-term deposits and marketable securities	14,442	11,497	4,033
Receivables:
Trade	5,775	4,719	14,299
Other	1,538	2,798	1,685
Related parties	132	-	225
Inventories	2,837	2,896	4,113

Total current assets	49,584	47,451	58,791

Long-term marketable securities	11,986	14,998	10,752

Long-term receivables and deposits	1,464	1,053	1,007

Property, plant and equipment, net	2,436	2,356	2,763

Goodwill	11,701	8,143	8,143

Other assets	852	55	295

Total assets	78,023	74,056	81,751

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ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

	Dec 31,	Sep 30,	Dec 31,
	2005	2005	2004

	Audited	Unaudited	Audited

Liabilities and shareholders' equity

Current liabilities:

Trade payables	4,616	3,227	2,709
Related parties	151	351	-
Advances from Customers	1,445	1,413	3,534
Other payables and accrued liabilities	7,435	5,273	10,562

Total current liabilities	13,647	10,264	16,805

Long-term liability:
Liability for employee severance benefits	3,008	2,458	2,257

Total liabilities	16,655	12,722	19,062

Shareholders' equity :
Share capital	214	214	214
Capital surplus	72,664	72,653	72,618
Retained losses	(11,510)	(11,533)	(10,143)

Total Shareholders' equity	61,368	61,334	62,689

Total liabilities and shareholders' equity	78,023	74,056	81,751

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ECtel Ltd.
Consolidated Statements of Income
$ in thousands except share and per share data

	Three months ended		Year ended		Three months ended
	December 31,		December 31,		September 30,
	2005	2004	2005	2004	2005
	(Unaudited)		(Audited)		(Unaudited)

Revenues	6,528	4,030	23,151	12,605	6,156

Cost of revenues	2,745	2,347	10,985	10,271	2,912

Gross profit	3,783	1,683	12,166	2,334	3,244

Research and development costs, net	1,121	939	3,671	5,439	780
Selling and marketing expenses	1,536	1,755	6,917	9,071	1,906
General and administrative expenses	1,059	861	4,099	8,500	1,191
Restructuring and related impairment costs (income)	523	-	360	3,358	(163)
Goodwill impairment	-	-	-	2,186	-

Operating loss	(457)	(1,872)	(2,881)	(26,220)	(470)

Financial income, net	480	224	1,494	438	374
Other (expenses) income	-	(8)	-	(3)	-

Income (loss) before taxes	23	(1,656)	(1,387)	(25,785)	(96)

Taxes on Income	-	(39)	20	30	-

Net income (loss) from continuing operations	23	(1,695)	(1,367)	(25,755)	(96)

Net income from discontinued operations	-	-	-	12,260	-

Net income (loss)	23	(1,695)	(1,367)	(13,495)	(96)

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Earnings (loss) per share:

Basic and diluted earnings (loss) per share for:

Continuing operations	0.00	(0.09)	(0.08)	(1.42)	(0.01)

Discontinued operations	-	-	-	0.68	-

Basic and diluted earnings (loss) per share	0.00	(0.09)	(0.08)	(0.75)	(0.01)

Weighted average number of shares
outstanding used to compute
basic earnings (loss) per share	18,169,089	18,151,172	18,159,277	18,112,216	18,165,673

Weighted average number of shares
outstanding used to compute
diluted earnings (loss) per share	19,151,907	18,151,172	18,159,277	18,112,216	18,165,673

Non-GAAP Financial Measures

To supplement the consolidated financial results prepared in accordance with GAAP, we include Pro-forma Net Income (Loss), Pro-forma Basic
Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings (Loss) Per Share, which are non-GAAP financial measures.
These non-GAAP financial measures consist of GAAP financial measures adjusted to restructuring and related impairment (income) costs, goodwill impairment and net income from discontinued operations.
As these non-GAAP financial measures exclude the effects of aforesaid elements because we believe these excluded costs are not related to our operating performance. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating performance and management uses them as a basis for planning and forecasting future periods.
These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies and should not be regarded as a replacement for corresponding GAAP measures.

The following table reconciles Pro-forma Net Income (Loss), Pro-forma Basic Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings (Loss)
Per Share to Net Income (Loss), Basic Net Earnings (Loss) Per Share and Diluted Net Earnings (Loss) Per Share, respectively, in each case the most directly comparable GAAP measure, ($ in thousands, except share and per share data).

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	Three months ended		Year ended		Three months ended
	December 31,		December 31,		September 30,
	2005	2004	2005	2004	2005
	(Unaudited)		(Unaudited)		(Unaudited)

GAAP net income (loss)	23	(1,695)	(1,367)	(13,495)	(96)
Adjustments:
GAAP net income from discontinued operations	-	-	-	(12,260)	-
Goodwill impairment	-	-	-	2,186	-
Restructuring and related impairment costs (income)	523	-	360	3,358	(163)

Pro-forma net income (loss) (non-GAAP)	546	(1,695)	(1,007)	(20,211)	(259)

GAAP basic net loss per share	0.00	(0.09)	(0.08)	(0.75)	(0.01)

Pro-forma basic net earnings (loss)
per share (non-GAAP)	0.03	(0.09)	(0.06)	(1.12)	(0.01)

GAAP diluted net earnings (loss) per share	0.00	(0.09)	(0.08)	(0.75)	(0.01)

Pro-forma diluted net earnings (loss) per share	0.03	(0.09)	(0.06)	(1.12)	(0.01)
(non-GAAP)

Weighted average number of shares
outstanding used to compute:

Basic earnings (loss) per share (GAAP)	18,169,089	18,151,172	18,159,277	18,112,216	18,165,673

Basic earnings (loss) per share (non-GAAP)	18,169,089	18,151,172	18,159,277	18,112,216	18,165,673

Diluted earnings (loss) per share (GAAP)	18,169,089	18,151,172	18,159,277	18,112,216	18,165,673

Diluted earnings (loss) per share (non-GAAP)	19,151,907	18,151,172	18,159,277	18,112,216	18,165,673

ECtel Ltd.
Consolidated Statements of Cash Flows
$ in thousands

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	Dec 31,	Dec 31,
	2005	2004

Cash flows from operating activities
Net loss for the year	(1,367)	(13,495)

Adjustments to reconcile net loss to
cash provided by (used in) operating activities:

Depreciation and amortization	1,059	1,989
Premium amortization of long-term marketable securities	275	134
Decrease (increase) in deferred tax	-	1,902
Loss (gain) on sale of property, plant and equipment	50	(50)
Income from discontinued operations	-	(12,260)
Impairment of fixed assets	-	917
Goodwill impairment	-	2,186
Inventory write-off	-	915
Decrease in trade receivables	9,147	15,641
Decrease (increase) in other receivables	269	(209)
Decrease in recoverable costs and estimated earnings - not yet billed	-	-
Decrease (increase) in inventories	1,652	1,690
Decrease in long-term receivables	-	-
Increase (decrease) in trade payables	762	(7,635)
Increase (decrease) in advances from customers	(2,504)	2,407
(Increase) decrease in related parties, net	244	(839)
Decrease in other payables and accrued liabilities	(5,304)	(15,529)
Increase (decrease) in liability for employee severance benefits	113	(709)

Net cash provided by (used in) operating activities	4,396	(22,945)

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	Dec 31,	Dec 31,
	2005	2004

Cash flows from investing activities

Investment in short-term investments, net	(2,388)	(27)
Investment in property, plant and equipment	(354)	(914)
Acquisition of newly consolidated subsidiaries, less of cash acquired	(1,833)	-
Long-term deposit withdrawal (funding)	50	165
Proceeds from sale of property, plant and equipment	68	87
Proceeds from disposal of discontinued operations	-	35,000
Employee severance rights (funding) withdrawal	(31)	1,560
Proceeds from maturity of long-term marketable securities	2,000	-
Investment in long-term marketable securities	(11,530)	(6,615)

Net cash (used in) provided by investing activities	(14,018)	29,256

Cash flows from financing activities

Issuance of ordinary shares, net	46	161

Net cash provided by financing activities	46	161

Net (decrease) increase in cash and cash equivalents	(9,576)	6,472

Cash and cash equivalents at beginning of the year	34,436	27,964

Cash and cash equivalents at end of the year	24,860	34,436

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Conference call

ECtel management cordially invites you to participate in an interactive teleconference to discuss the results today, Thursday, February 23, 2006 at 10:00 am ET (9:00 am CT; 7:00 am PT, and 5:00 pm Israel time). To participate, please dial one of the following numbers, and request the ECtel Q/4 2005 Earnings Results Conference call.

    In the United States:       866-860-9642

    In Israel:                         03-918-0600

    In the United Kingdom: 0-800-917-5108

    All Other International Callers: +972-3-918-0600

    A webcast replay will be available at www.ectel.com

About ECtel Ltd.

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView®, RAP and CashView®, that minimize operator revenue leakage across networks and operations support systems (OSSs). ECtel serves prominent tier one operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas, Europe and Asia Pacific. For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to guidance, plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to successfully execute a growth plan, the Company`s ability to successfully integrate the business of Elron Telesoft, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to guidance and forward-looking statements to reflect events or circumstances  following the date hereof or to reflect the occurrence of unanticipated events.

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